X KW 3/12

15048527

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-29616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MINT BROKERS

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Barnard (212) 829-4934
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square (Address) New York (City) New York (State) 10036-6530 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Douglas Barnard, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Mint Brokers (the "Partnership"), as of December 31, 2014, are true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas Barnard
Chief Financial Officer

Notary Public

FABIAN F. RUIZ
Notary Public, State of New York
No. 01RU6191827
Qualified in New York County
Commission Expires August 25, 2016

This report ** contains (check all applicable boxes):

☑☐ (a) Facing Page
☑☐ (b) Report of Independent Registered Public Accounting Firm.
☑☐ (c) Statement of Financial Condition.
☐☐ (d) Statement of Operations.
☐☐ (e) Statement of Cash Flows.
☐☐ (f) Statement of Changes in Partners' Capital.
☐☐ (g) Statement of Changes in Subordinated Borrowings.
☑☐ (h) Notes to Statement of Financial Condition
☐☐ (i) Computation of Net Capital
☐☐ (j) Computation of Determination of Reserve Requirement and Information Related to Possession or Control Requirements.
☐☐ (k) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐☐ (l) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐☐ (m) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
☑☐ (n) An Oath or Affirmation.
☐☐ (o) A copy of the SIPC Supplemental Report.
☐☐ (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐☐ (q) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16
☐☐ (r) Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Partners of Mint Brokers:

We have audited the accompanying statement of financial condition of Mint Brokers (the "Partnership") as of December 31, 2014. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mint Brokers at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

Mint Brokers

Statement of Financial Condition

December 31, 2014
(In Thousands)

Assets		
Cash and cash equivalents	$	9,186
Receivables from related broker-dealers		357
Receivables from related parties		79
Fixed assets, net		18
Other assets		44
Total assets	$	9,684
Liabilities, Subordinated Borrowings and Partners' Capital		
Payables to related parties	$	96
Accounts payable, accrued and other liabilities		49
Total liabilities		145
Commitments and contingencies (Note 2)		
Subordinated borrowings		5,000
Partners' capital		
Limited partner		4,492
General partner		47
Total partners' capital		4,539
Total liabilities, subordinated borrowings and partners' capital	$	9,684

See notes to the statement of financial condition.

Mint Brokers

Notes to Statement of Financial Condition

December 31, 2014
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Mint Brokers (the "Partnership") is a registered broker-dealer with the Securities Exchange Commission. The Partnership is a Futures Commissions Merchant ("FCM") registered with the CFTC. The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of New York. The Partnership is owned by Mint Brokers Holdings I, L.L.C., a limited partner (99%) and Mint Brokers Holdings II, L.L.C., a general partner (1%), both of which are indirectly owned by BGC Partners, Inc. (collectively with its subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokerage of various fixed income securities.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Revenue Recognition – The Partnership derives its revenues primarily through the spread between the buy and sell price on matched principal transactions.

Principal Transactions – Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues and related expenses are recognized on a trade date basis.

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Fixed Assets, Net – Fixed assets are carried at historical cost net of accumulated depreciation and amortization. Computer and communication equipment are depreciated over their estimated economic useful lives, generally three to five years, using the straight-line method.

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

Income Taxes – Income taxes are accounted for under Financial Accounting Standards Board ("FASB") guidance *Accounting for Income Taxes* using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes,* clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

The Partnership is treated as a disregarded entity for federal income tax purposes and for most state income tax purposes; as such it is generally not subject to federal and state income taxes on a stand-alone basis. Accordingly, the Partnership's provision for income taxes includes only its share of New York City Unincorporated Tax ("UBT") and any state taxes that may apply from time to time.

2. Commitments, Contingencies and Guarantees

Lease – The Partnership is obligated for minimum rental payments under a non-cancelable operating lease for office space, expiring on March 31, 2017. The remaining minimum lease payment under this lease at December 31, 2014 is $132. As of December 31, 2014, the Partnership has a liability of $45 for future rent obligations, net of estimated sublease income relating to closing its office in Sarasota, Florida at December 31, 2012, which is included in Accounts payable, accrued and other liabilities in the statement of financial condition.

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other

2. Commitments, Contingencies and Guarantees (continued)

reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2014, no such claims or actions have been brought against the Partnership.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risk and Uncertainties – The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets. Additionally, the Partnership's financing is sensitive to interest rate fluctuations which could have an impact on the Partnership's overall profitability.

3. Fixed Assets, net

Fixed assets, net consisted of the following (in thousands):

	December 31, 2014
Computer equipment	23
Communication equipment	26
	49
Less: accumulated depreciation	31
Fixed assets, net	18

4. Related Party Transactions

Cantor, BGC, and other affiliates provide the Partnership with administrative services and other support. Such support includes allocations for accounting, operations, human resources, legal and technology services.

(In Thousands)

4. Related Party Transactions (continued)

The Partnership utilizes a portion of office space rented by Cantor. The Partnership is required to reimburse Cantor for their allocation of the rent.

Cantor provides clearing and settlement services to the Partnership. In connection with these services, Cantor collects the brokerage revenue and remits to the Partnership on a monthly basis net of fees.

5. Income Taxes

The Partnership recorded no net provision for income taxes due to the establishment of valuation allowance against the benefit for net taxable losses for the year ended December 31, 2014. As of December 31, 2014, the Partnership recorded a deferred tax asset of approximately $76 before valuation allowance, which consists primarily of net operating loss carryforwards and book-tax differences related to exchangeability of partnership units. Deferred tax assets are available for offset against future profits, if and when they arise. The Partnership believes it is more-likely-than-not that the deferred tax asset will not be realized. Accordingly, the Partnership provided a valuation allowance of $76 against this net deferred tax asset, including $56 for the year ended December 31, 2014.
The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined that no material tax liabilities existed as of December 31, 2014.

The Partnership has been included in BGCP's U.S. federal, state and local tax returns. BGCP is not presently under examination for United States federal or state and local income tax purposes. BGCP's U.S. federal, state & local tax returns are no longer subject to examination by tax authorities for the years prior to 2011.

6. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Partnership has elected to compute its net capital using the alternative method, which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. As a registered futures commission merchant, the Partnership is subject to Regulation 1.17 of the Commodity Futures Trading Commission ("CFTC"), which requires the Partnership to maintain minimum adjusted net capital equal to the greater of 8% of the customer and non-customer risk

(In Thousands)

6. Regulatory Requirements (continued)

maintenance margin requirement or $1,000. At December 31, 2014, the Partnership had net capital of $9,216, which was $8,216 in excess of its required net capital.

7. Subordinated Borrowings

The Partnership has a subordinated borrowing with BGC Partners, L.P. in the sum of $5,000. The rate of interest on the borrowing is 7.8%. The scheduled maturity date on the borrowing is October 30, 2016. This borrowing is subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and is included in the Partnership's calculation of net capital and the capital requirements under FINRA Rule 4120.

8. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in this statement of financial condition or disclosure in the notes to the statement of financial condition.